

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2012

Via E-mail
Cary Valerio
President
Galt Petroleum, Inc.
175 South Main St., 15th Floor
Salt Lake City, UT 84111

      Re: Galt Petroleum, Inc.
                Amendment No. 2 to Registration Statement on Form S-1
                Filed October 10, 2012
                File No. 333-182600

Dear Mr. Valerio:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   Please revise your document to round all per share information to the nearest cent.

Summary Financial Information, page 7

2.   We note you have restated your financial statements as of and for the fiscal years ended December 31, 2010 and 2011. Where you have presented Summary Financial Information and within MD&A, please indicate that it has been restated.in the column headings and include references to where a reader may find further information on the restatement.

Use of Proceeds, page 18

3.   We note your response to prior comment 7, which suggests that you revised your filing in response to such comment. However, we were not able to find such revisions. We also note that you disclose at page 18 that you anticipate that the estimated $1 million gross proceeds from the maximum offering will enable you to retire debt, expand your operations, and fund your other capital needs for the next fiscal year. However, your use of proceeds table at the maximum offering amount only anticipates the use of $100,000 to retire debt, while your past due debt and debt coming due in November and December 2012 exceeds such amounts. Please revise your filing to address this apparent inconsistency.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 23

4.   Please update your disclosure at page 25 regarding the reasons for the increases in exploration costs and certain expenses during the three months and six months ended June 30, 2012. In that regard, we note that your disclosure does not provide such information for such periods, but instead makes reference to 2011 as compared to 2010.

Directors, Executive Officers, Promoters and Control Persons, page 29

5.   We note your response to comment 9, and we re-issue such comment in part because you have not disclosed the principal business of Bray-Conn Resources, LLC. Please revise your filing to disclose such information. Please refer to Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 32

6.   We note your disclosure in the notes to your financial statements regarding immediately convertible notes. Please tell us whether the common stock underlying such notes is reflected in your beneficial ownership table. Please refer to Item 403 of Regulation S-K, and Exchange Act Rule 13d-3.

Financial Statements

7.   We note that you recorded gain on sale of unproved property interest as a component of revenue. Please refer to Rule 5-03(b)(6) of Regulation S-X which indicates that gains or losses arising from disposition of businesses that are classified in operating income as well as from dispositions of long-lived assets should be reported as a component of "other general expenses."

Exhibits

8.   We re-issue comment 24 from our letter dated August 6, 2012. In that regard, we note that in response to such comment, you undertook in your letter dated August 13, 2012 to file the material agreements in a subsequent amendment. However, we note that you have not yet filed such agreements. As examples only, it appears that your material agreements that have not been filed include the following:

- your outstanding notes payable, as amended, that are referenced at page 19;

- the management and engineering consulting agreement referenced at page 36;

- the agreements evidencing your line of credit with Bray-Conn Resources, LLC referenced at page 36;

- the Roller lease and the documents evidencing the transfer to you of the oil and natural gas assets and operations of Bray-Conn Resources, LLC referenced at page F-7; and

- the consulting firm agreement referenced at page F-11.

Please file such agreements with your next amendment.

Exhibit 23.1

9.   Please file a consent that references the appropriate Registration Statement Number and Form type with the next amendment to your registration statement.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Laura Nicholson, Staff Attorney at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: David M. Rees
        Vincent & Rees, L.C.